SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

503459505
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  503459505

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,558,069
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,558,069
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,558,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.999% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Based on 220,220,368 shares of common stock outstanding as of December 19, 2013, as reported in the Issuer’s Form S-8 filed with the SEC on December 20, 2013.

Page 2 of 9 Pages

CUSIP No.  503459505

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors (GP) LLC 46-3147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,558,069
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,558,069
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,558,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.999% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 220,220,368 shares of common stock outstanding as of December 19, 2013, as reported in the Issuer’s Form S-8 filed with the SEC on December 20, 2013.

Page 3 of 9 Pages

CUSIP No.  503459505

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,558,069
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,558,069
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,558,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.999% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 220,220,368 shares of common stock outstanding as of December 19, 2013, as reported in the Issuer’s Form S-8 filed with the SEC on December 20, 2013.

Page 4 of 9 Pages

CUSIP No.  503459505

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,558,069
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,558,069
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,558,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.999% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 220,220,368 shares of common stock outstanding as of December 19, 2013, as reported in the Issuer’s Form S-8 filed with the SEC on December 20, 2013.

Page 5 of 9 Pages

Schedule 13G

Item 1(a)	Name of Issuer:

La Jolla Pharmaceutical Company (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4660 La Jolla Village Drive, Suite 1070

San Diego, California 92122

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

503459505

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

Page 6 of 9 Pages

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein reference. Set forth below is the aggregate number of shares of Common Stock the Issuer as well as shares of Common Stock that may be acquired upon conversion of the Series F Convertible Preferred Stock (“Series F Preferred”) convertible into Common Stock of the Issuer at a conversion price equal to $1,000 divided by 14,285, directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”) subject to the limitation on conversion described below. The information set forth below is based upon 220,220,368 shares of Common Stock outstanding as of December 19, 2013, as reported on the Issuer’s Form S-8 filed with the SEC on December 20, 2013. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

		Series F
		Preferred as
	Number of	Converted to
	Shares of	Common
Name	Common Stock	Stock

667, L.P.	1,912,628	4,453,220
Baker Brothers Life Sciences, L.P.	14,882,585	34,651,438
14159, L.P.	372,856	868,128
Total	17,168,069	39,972,786

Page 7 of 9 Pages

The Series F Preferred is only exercisable to the extent that the holders thereof together with their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 9.999% of the outstanding shares of Common Stock of the Issuer after conversion (“Beneficial Ownership Limitation”). As a result of this restriction, the number of shares that may be issued upon conversion of the Series F Preferred by the above holders may change depending upon changes in the outstanding shares. The number of shares of Common Stock issuable upon conversion of the Series F Preferred held by any Reporting Person affiliate will also depend upon the extent to which the Series F Preferred held by other affiliates have theretofore been converted.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

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